FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of [redacted] The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration ... ities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information ... in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or compa... s or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regula... d information is filed, at the address(es) or telephone number(s) set out on the back of this report.

02049493

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PALLAUM MINERALS LTD.

129 82-2301

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5 6

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY MONTH YEAR

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☐

BOX 3. ... MBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: FORD

GIVEN NAMES: STANLEY R.

NO. STREET APT: 1000 - 355 BURRARD STREET

CITY: VANCOUVER

PROV: B.C. POSTAL CODE: V6C2G8

BUSINESS TELEPHONE NUMBER: 604 - 687 - 5257

BUSINESS FAX NUMBER: 604 - 687 - 0384

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☒ YES ☐ NO

SUPPL

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

+SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
WARRANTS	1709000							1709000	1	
WARRANTS	50000							50000	2	INTN'L ROYALT.
COMMON	1419686	14 08 02	10	5000		.12		1424686	1	
		19 08 02	10	5000		.10		1429686	1	
COMMON	136038							136038	2	INTN'L ROYAL.

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

02 AUG 27 AM 8:19

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

I own 100% of Intl Royalties Corp. 8/27

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): STAN FORD

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 23 MONTH 08 YEAR 02